UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2.

(Amendment No. 1)*

Bona Film Group Limited

(Name of Issuer)

Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

09777B107

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09777B107

1.	Names of Reporting Persons Matrix Partners China I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power * 1,204,933
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power * 1,204,933
9.	Aggregate Amount Beneficially Owned by Each Reporting Person ** 1,204,933
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.96%
12.	Type of Reporting Person (See Instructions) PN

*	Matrix China Management I, L.P. and Matrix China I GP GP, Ltd. are the direct and indirect general partners, respectively, of Matrix Partners China I, L.P. and as such may exercise voting and dispositive power over these shares. Yibo Shao, a director of Matrix China I GP GP, Ltd., may be deemed to share voting and dispositive power over these shares.
**	The Reporting Persons hold Ordinary Shares. Each of the Issuer’s presently outstanding Ordinary Shares represents two (2) American Depositary Shares.

CUSIP No. 09777B107

1.	Names of Reporting Persons Matrix Partners China I-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power * 122,092
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power * 122,092
9.	Aggregate Amount Beneficially Owned by Each Reporting Person ** 122,092
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.40%
12.	Type of Reporting Person (See Instructions) PN

*	Matrix China Management I, L.P. and Matrix China I GP GP, Ltd. are the direct and indirect general partners, respectively, of Matrix Partners China I-A, L.P. and as such may exercise voting and dispositive power over these shares. Yibo Shao, a director of Matrix China I GP GP, Ltd., may be deemed to share voting and dispositive power over these shares.
**	The Reporting Persons hold Ordinary Shares. Each of the Issuer’s presently outstanding Ordinary Shares represents two (2) American Depositary Shares.

CUSIP No. 09777B107

1.	Names of Reporting Persons Matrix China Management I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power * 1,327,025
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power * 1,327,025
9.	Aggregate Amount Beneficially Owned by Each Reporting Person ** 1,327,025
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.36%
12.	Type of Reporting Person (See Instructions) PN

*	Consists of 1,204,933 shares held directly by Matrix Partners China I, L.P. and 122,092 shares held directly by Matrix Partners China I-A, L.P. Matrix China Management I, L.P. is the direct general partner of Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. and as such may exercise voting and dispositive power over these shares. Matrix China I GP GP, Ltd. is the general partner of Matrix China Management I, L.P. and as such may exercise voting and dispositive power over these shares. Yibo Shao, a director of Matrix China I GP GP, Ltd., may be deemed to share voting and dispositive power over these shares.
**	The Reporting Persons hold Ordinary Shares. Each of the Issuer’s presently outstanding Ordinary Shares represents two (2) American Depositary Shares.

CUSIP No. 09777B107

1.	Names of Reporting Persons Matrix China I GP GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power * 1,327,025
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power * 1,327,025
9.	Aggregate Amount Beneficially Owned by Each Reporting Person ** 1,327,025
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.36%
12.	Type of Reporting Person (See Instructions) CO

*	Consists of 1,204,933 shares held directly by Matrix Partners China I, L.P. and 122,092 shares held directly by Matrix Partners China I-A, L.P. Matrix China I GP GP, Ltd. is the direct general partner of Matrix China Management I, L.P. and the indirect general partner of Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. and as such may exercise voting and dispositive power over these shares. Yibo Shao, a director of Matrix China I GP GP, Ltd., may be deemed to share voting and dispositive power over these shares.
**	The Reporting Persons hold Ordinary Shares. Each of the Issuer’s presently outstanding Ordinary Shares represents two (2) American Depositary Shares.

CUSIP No. 09777B107

1.	Names of Reporting Persons Yibo Shao
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power * 1,327,025
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power * 1,327,025
9.	Aggregate Amount Beneficially Owned by Each Reporting Person ** 1,327,025
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.36%
12.	Type of Reporting Person (See Instructions) IN

*	Consists of 1,204,933 shares held directly by Matrix Partners China I, L.P. and 122,092 shares held directly by Matrix Partners China I-A, L.P. Yibo Shao is a director of Matrix China I GP GP, Ltd., which is the direct general partner of Matrix China Management I, L.P. and the indirect general partner of Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. Pursuant to the operating agreements of Matrix China I GP GP, Ltd., voting and dispositive decisions with respect to portfolio company securities of Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. require Mr. Shao’s consent and, as such, Mr. Shao may be deemed to share voting and dispositive power over these shares.
**	The Reporting Persons hold Ordinary Shares. Each of the Issuer’s presently outstanding Ordinary Shares represents two (2) American Depositary Shares.

CUSIP No. 09777B107

Item 1.

(a)	Name of Issuer

Bona Film Group Limited

(b)	Address of Issuer’s Principal Executive Offices

11/F, Guan Hu Garden 3

105 Yao Jia Yuan Road

Chaoyang District, Beijing 100025

People’s Republic of China

Item 2.

(a)	Name of Person Filing

Matrix Partners China I, L.P.

Matrix Partners China I-A, L.P.

Matrix China Management I, L.P.

Matrix China I GP GP, Ltd.

Yibo Shao

(b)	Address of Principal Business Office or, if none, Residence

Matrix Partners China I, L.P.

Maples Corporate Services Limited

PO Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Matrix Partners China I-A, L.P.

Maples Corporate Services Limited

PO Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Matrix China Management I, L.P.

Maples Corporate Services Limited

PO Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Matrix China I GP GP, Ltd.

Maples Corporate Services Limited

PO Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Yibo Shao

Suite 2008 20/F Jardine House

1 Connaught Place

Central, Hong Kong

(c)	Citizenship

Matrix Partners China I, L.P.: Cayman Islands

Matrix Partners China I-A, L.P.: Cayman Islands

Matrix China Management I, L.P.: Cayman Islands

Matrix China I GP GP, Ltd.: Cayman Islands

Yibo Shao: People’s Republic of China

(d)	Title of Class of Securities

Ordinary Shares, par value US$0.0005 per share (the “Ordinary Shares”)

(e)	CUSIP Number

09777B107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Matrix Partners China I, L.P. beneficially owns 1,204,933 Ordinary Shares or 3.96% of the outstanding Ordinary Shares, Matrix Partners China I-A, L.P. beneficially owns 122,092 Ordinary Shares or 0.40% of the outstanding Ordinary Shares, and each of Matrix China Management I, L.P. and Matrix China I GP GP, Ltd. and Yibo Shao beneficially owns 1,327,025 Ordinary Shares or 4.36% of the outstanding Ordinary Shares.

Matrix Partners China I, L.P. has sole power to vote or direct the vote of no Ordinary Shares, sole power to dispose or to direct the disposition of no Ordinary Shares, shared power to vote or to direct the vote of 1,204,933 Ordinary Shares and shared power to dispose or to direct the disposition of 1,204,933 Ordinary Shares.

Matrix Partners China I-A, L.P. has sole power to vote or direct the vote of no Ordinary Shares, sole power to dispose or to direct the disposition of no Ordinary Shares, shared power to vote or to direct the vote of 122,092 Ordinary Shares and shared power to dispose or to direct the disposition of 122,092 Ordinary Shares.

Each of Matrix China Management I, L.P., Matrix China I GP GP, Ltd. and Yibo Shao has sole power to vote or direct the vote of no Ordinary Shares, sole power to dispose or to direct the disposition of no Ordinary Shares, shared power to vote or to direct the vote of 1,327,025 Ordinary Shares and shared power to dispose or to direct the disposition of 1,327,025 Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

CUSIP No. 09777B107

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 6, 2013, by and among Matrix Partners China I, L.P.

Matrix Partners China I-A, L.P., Matrix China Management I, L.P., Matrix China I GP GP, Ltd. and Yibo Shao.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2013

MATRIX PARTNERS CHINA I, L.P.

By: Matrix China Management I, L.P.

By: Matrix China I GP GP, Ltd.

By:	/s/ David Su
Name:	David Su
Title:	Director

MATRIX PARTNERS CHINA I-A, L.P.

By: Matrix China Management I, L.P.

By: Matrix China I GP GP, Ltd.

By:	/s/ David Su
Name:	David Su
Title:	Director

MATRIX CHINA MANAGEMENT I, L.P.

By: Matrix China I GP GP, Ltd.

By:	/s/ David Su
Name:	David Su
Title:	Director

MATRIX CHINA I GP GP, LTD.

By:	/s/ David Su
Name:	David Su
Title:	Director

/s/ Yibo Shao
YIBO SHAO